SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

GOLD SWAP INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
____________________________________________________________
(Title of Class of Securities)

38074W100
____________________________________
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
_________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2012
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Whalehaven Capital Fund Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,519,700
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,519,700
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,519,700
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14.		TYPE OF REPORTING PERSON CO

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Finkelstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,519,700
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,519,700
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,519,700
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14.		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D is jointly filed by Whalehaven Capital Fund Limited, a Bermuda corporation, Michael Finkelstein in his capacity as Investment Manager of Whalehaven Capital Fund Limited and relates to the common stock, par value $0.0001 per share of Gold Swap Inc. a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 72 Pond Road, Woodbury, New York 11797.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Whalehaven Capital Fund Limited, a Bermuda corporation (“Whalehaven”) and Michael Finkelstein (“Finkelstein” and together with Whalehaven, the “Reporting Persons”).

(b)           Whalehaven’s address is 3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda HM08. Finkelstein's address is 37 Glen Rush Blvd., Toronto, Ontario M5N 2T6.

(c)           Whalehaven is a Fund.  Finkelstein in the Investment Manager of Whalehaven.

(d)           During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Finkelstein is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On February 10, 2012, Whalehaven purchased 1,500,000 shares of the Issuer’s common stock from Lifeline Industries Inc. On June 21, 2012, Corie Weisblum contributed 1,519,700 shares of the Issuer’s common stock to Whalehaven. On September 27, 2012, Efrat Finkelstein contributed 1,500,000 shares of the Issuer’s common stock to Whalehaven. On November 29, 2012, Vadim Mats contributed 1,000,000 shares of the Issuer’s common stock to Whalehaven.

Item 4. Purpose of Transaction.

The shares of common stock acquired by Whalehaven were acquired for investment purposes. The Reporting Persons voted to reincorporate the Issuer in Delaware under the name "Point Capital, Inc.". Upon the merger of the Issuer's wholly-owned subsidiary Point Capital, Inc. with and into the Issuer, the Issuer as a New York corporation will cease to exist and the Issuer will be known as Point Capital, Inc. The certificate of incorporation and bylaws of the Issuer will then be those of Point Capital, Inc. (as filed as exhibits to the information statement filed by the Issuer on December 13, 2012).

Other than as set forth above, the Reporting Persons do not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a)          The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)          An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          As of December 24, 2012, the Reporting Persons are each deemed to be the beneficial owners of 5,519,700 shares of the Issuer’s common stock representing 18% of the Issuer’s outstanding common stock.

(b)         The Reporting Persons are each deemed to have shared power to vote or to direct the vote of 5,519,700 shares and to dispose of or to direct the disposition of 5,519,700 shares of common stock of the Issuer.

(c)           During the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock other than as set forth in Item 3 above.

(d)          No entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that are held by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.    Joint Filing Agreement dated December 26, 2012, between Whalehaven Capital Fund Limited and Michael Finkelstein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012

Whalehaven Capital Fund Limited

By: /s/ Michael Finkelstein
Michael Finkelstein, Investment Manager

By: /s/ Michael Finkelstein
Michael Finkelstein

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.0001 per share, of Gold Swap Inc and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 27, 2012.

Whalehaven Capital Fund Limited

By: /s/ Michael Finkelstein
Michael Finkelstein, Investment Manager

By: /s/ Michael Finkelstein
Michael Finkelstein